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                                                                       Exhibit 2


ITEM 3. LEGAL PROCEEDINGS

THE CIOFFI MATTER

This is an action pending before the American Arbitration Association, which was filed in 1999 by Microbest, Inc.'s former President, Patrick Cioffi, Jr. (Cioffi).

Cioffi was hired as Microbest's President in November 1997 and the parties entered into an Employment Agreement in June 1998. The Employment Agreement allows termination for cause based on a "breach of fiduciary duty, permanent disability, conviction of a felony or crime involving moral turpitude or dishonesty, or such other conduct which holds Mircobest up to public ridicule." Microbest terminated Cioffi's employment for cause in December 1998. It is now known that:

         1. Cioffi misrepresented his educational background and professional credential,

         2. A complaint was made that Cioffi sexually harassed a female employee,

         3. Cioffi gave himself an unauthorized salary increase,

         4. Cioffi inappropriately received undisclosed payments from a vendor, and

         5. Cioffi provided false information regarding the financial status of the Company to the Board of Directors.

Cioffi's seven-count Demand for Arbitration raises allegations against Microbest and its CEO, Michael Troup ("Troup") for breach of contract, breach of implied covenant of good faith and fair dealing, fraud in the inducement, unpaid wages, Quantum Meruit, breach of fiduciary duties and accounting. Cioffi alleges that nothing he did meets the cause threshold and therefore, Microbest breached the Employment Agreement and he is entitled to the compensation and benefits outlined in the Employment Agreement. Cioffi further contends that even if he was terminated for cause, he is still entitled to the 500,000 shares of Microbest's common stock. Cioffi seeks damages of approximately $450,000 for lost wages and benefits, plus the value of 500,000 shares of commons stock, and his attorneys' fees and costs.

Microbest and Troup deny the allegations of Cioffi's Demand for Arbitration. In addition, Microbest filed a four count counterclaim against Cioffi for:

         Breach of Contract
         Rescission
         Fraud, and
         Breach of Fiduciary Duty.

Microbest seeks in excess of $100,000 from Cioffi. Microbest contends that, for the reasons set forth above, it terminated Cioffi for cause. Microbest further



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alleges that Cioffi fraudulently induced it to enter into the Employment
Agreement and, therefore, the agreement should be rescinded, including the stock compensation plan.

Discovery is substantially complete. The final arbitration hearing is scheduled on September 10-13, 2001.

Microbest believes that Cioffi's allegations are without merit and that it had a valid business reason to terminate Cioffi's employment. However, due to the uncertainty of litigation, counsel is unable to predict the amount of damages Cioffi may be awarded at the final arbitration hearing or the amount of damages the Company will be awarded if it prevails on its counterclaim.

THE SIMRAY MATTER

In late 1998, Raymond Evans and Simon Mundlack (hereinafter SIMRAY), shareholders and creditors of Microbest Products, Inc. (MPI) and former distributors of the Company's products brought a lawsuit against the Company in connection with the level of its ownership participation in MPI prior to and subsequent to the merger, as previously described in Part 1, Item 1, Description of Business, Bankruptcy.

This lawsuit was settled in March 1999 by paying off an existing outstanding loan of $100,000 and the issuance of 600,000 shares of the Company's common stock. In connection with the issuance of common stock the Company recorded a charge to litigation settlement expense of $525,000. The settlement terms further stated that 300,000 of the 600,000 shares of common stock issued had a one-year call provision and if the Company did not exercise its call provision, then SIMRAY had a 10 day put provision.

In March of 2000, after the one-year call provision expired, SIMRAY exercised their put and demanded $361,000 from the Company and obtained a judgment against the Company. As a result, the Company filed voluntary bankruptcy to protect itself from SIMRAY. See Part 1, Item 1 - Description of Business, Bankruptcy.

In November 2000, the Company and SIMRAY reached another agreement to settle the litigation liability. In exchange for $200,000 cash, 50,000 free trading shares of the Company's common stock and a two year option to purchase 250,000 shares of the Company's common stock at a 25% discount, SIMRAY would assign their position in the judgment. A shareholder of the Company paid the $200,000 cash, another shareholder of the Company contributed the 50,000 shares and the Company executed the stock option agreements pursuant to the above described terms. As a result, the judgment was assigned from SIMRAY to the shareholder who paid the $200,000.

In December 2000, the Company settled the $361,000 litigation liability with the shareholder by issuing 7,220,000 shares of common stock.



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